October 8, 2024

Tony Lauritzen
Chief Executive Officer
Dynagas LNG Partners LP
97 Poseidonos Avenue and 2 Foivis Street
166 74 Glyfada, Athens, Greece

       Re: Dynagas LNG Partners LP
           Amendment No. 1 to Registration Statement on Form F-3
           Filed September 23, 2024
           File No. 333-281195
Dear Tony Lauritzen:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 21, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-3
Exhibit 3.2: Fourth Amended and Restated Agreement of Limited Partnership of Dynagas
LNG Partners LP
Section 18.8, page 82

1. We note your response to prior comment 1 and reissue in part. Please clarify in your registration statement that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the
       Exchange Act or the rules and regulations thereunder and Section 22 of the Securities
       Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Additionally disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. October 8, 2024
Page 2

       Please contact Michael Purcell at 202-551-5351 or Daniel Morris at 202-551-3314
with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation